Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The board (the “Board”) of directors of China Southern Airlines Company Limited (the “Company”) announces that the Board convened the thirteen meeting of the ninth session of the Board on 28 March 2023 and approved, among others, the resolutions in relation to the proposed amendments (the “Proposed Amendments”) to the Articles of Association of the Company (the “Articles of Association”).

The Proposed Amendments are made pursuant to the following reasons:

(1) It is proposed to amend the provisions on the number of directors in the Articles of Association.

(2) It is proposed to delete “general aviation services” from the scope of business of the Company, and to standardize the expression of scope of business in the Articles of Association in accordance with relevant provisions of the business registration.

The details of the Proposed Amendments are as follows:

No.	Existing Articles	Proposed Amendments
Article 19	The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities. The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5)provision of air catering services; (6) engaging in other airline or airlinerelated business, (limited to insurance agency	The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities. The scope of business of the Company covers: ~~(1)~~ provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; ~~(2) undertaking general aviation services; (3)~~ provision of aircraft repair and maintenance services; ~~(4)~~ acting as agent for other domestic and international airlines; ~~(5)~~provision of air catering services (only for branch operations); ~~(6) engaging in other airline or airlinerelated business,~~

	business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; (14) health and medical examination services; (15) internet retail; (16) internet life service platform (including internet travel platform, internet accommodation platform, internet retail platform, etc.); (17) concurrent-business insurance agent services: property insurance, health insurance, life insurance; (18) trade agency; (19) professional design services; (20) telecom value-added services; (21) internet advertising services; (22) other advertising services; (23) internet data services; (24) internet information services; (25) information system integration services; (26) internet of things technical services; (27) economic and business consulting services; (28) information technology consulting services; (29) other professional consulting and investigations; all subject to approval by company registration authorities.	~~(limited to insurance agency business personal accident insurance); (7)~~ provision of airline ground ~~services~~ business; ~~(8)~~ civil aviation type training (limited to branch offices operating with licenses); ~~(9)~~ asset leasing services; ~~(10)~~ project management and technical consultancy services; ~~(11)~~ sales of aviation equipment; ~~(12)~~ travel agency business; ~~(13)~~ merchandise retail and wholesale; ~~(14)~~ health and medical examination services; ~~(15)~~ internet retail (except for the sale of goods that require a license); ~~(16) internet life service platform (including internet travel platform, internet accommodation platform, internet retail platform, etc.); (17)~~ concurrent-business insurance agent services: ~~property insurance, health insurance, life insurance; (18)~~ domestic trade agency; ~~(19)~~ professional design services; ~~(20)~~ category I telecom value-added services; category II telecom value-added services; advertising production; advertising; advertising design and agency; ~~(21) internet advertising services; (22) other advertising services; (23)~~ internet data services; ~~(24)~~ internet information services; ~~(25)~~ information system integration services; ~~(26)~~ internet of things technical services; ~~(27)~~ social economic ~~and business~~ consulting services; ~~(28)~~ information technology consulting services; information consulting services (Excluding licensing information consulting services). (Projects that require approval according to law can only be operated with the approval of relevant departments.) ~~(29) other professional consulting and investigations; all subject to approval by company registration authorities.~~

Article 161	The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise seven to eleven members, one of whom shall be the chairman and one of whom shall be vice-chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors. A director shall not be required to hold any shares of the Company	The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise five ~~seven~~ to eleven members, one of whom shall be the chairman and one of whom shall be vice-chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors. A director shall not be required to hold any shares of the Company

Except for the clause as stated above, other clauses in the Articles of Association remain unchanged.

The Proposed Amendment are subject to the approval of the shareholders of the Company by way of a special resolution at a general meeting, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

A circular containing, inter alia, further details of the Proposed Amendment together with the notice of the general meeting will be despatched to the shareholders of the Company as soon as practicable.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries\

Guangzhou, the People’s Republic of China

28 March 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

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